

March 5, 2013

Via Email
Chia Hsun Wu
Chief Executive Officer
Uni Core Holdings Corporation
Room 1207, Bank of America Tower
12 Harcourt Road
Central, Hong Kong

> **Re:** **Uni Core Holdings Corporation**
> **Form 10-K for fiscal year end June 30, 2012**
> **Filed October 15, 2012**
> **Form 10-Q for the quarterly period ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 000-30430**

Dear Mr Wu:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended December 31, 2012

Item 2. Management's Discussion and Analysis or Plan of Operations, page 16

Overview, page 17

1.   We note your statement that you "[c]urrently…offer products and services to businesses and consumers located primarily in China." However for the periods being presented, you disclose no revenues from your e-commerce solutions and consulting businesses. In addition as a result of the bankruptcy of your Shenzhen APT paper factory, your paper products business has suffered a material impairment and may no longer be viable. Therefore, your company appears to be a shell company at the end of the period covered by this report. Please amend your disclosure to describe the current state of your operations as a shell company.

Exhibit 31.1, 31.2, 32.1, and 32.2

2.   Please amend your filing to reference the correct name of the company in the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
       Paul David Marotta, Esq.
       The Corporate Law Group